

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Russell L. Leaf
Partner
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

> **Re: AMARIN CORP PLC\UK**
> **PREC14A filed January 18, 2023**
> **Filed by Sarissa Capital Catapult Fund LLC et al.**
> **SEC File No. 0-12392**

Dear Russell L. Leaf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your proxy statement, unless otherwise indicated.

PREC14A filed January 18, 2023

Proposal 1 - Removal of Chairman Per Wold-Olsen From the Board, page 6

1. Your disclosure indicates that pursuant to the Company's governing instruments, the Board is limited to 15 members. If Proposal 1 is not approved, but Proposals 3 through 9 pass, there would be more than 15 Board members. Disclose what would happen in that case, or revise the proxy statement and proxy card to indicate some aspect of conditionality among the proposals.

Proposals 3 through 9 - Election of Directors, page 6

2. Clearly disclose how long these director nominees will serve if elected to the Board.

3. Expand to discuss your nominees' plans for the Company if they are elected to the Board,

and to describe the specific actions they will advocate for despite their minority status.

4.   Refer to the last paragraph on page 6. Expand to fully describe the indemnification obligations of the Beneficial Owners to participants in this solicitation and their affiliates. See Item 5(b) of Schedule 14A.

How to Vote, page 11

5.   Describe the method by which shareholders can "lodge" their proxies at the offices of the Company's registrars. For example, clarify if proxies can be transmitted via email or facsimile or whether they must be mailed to the address provided in England.

General

6.   Please include a Background section discussing the events and contacts between the parties leading up to this solicitation.

7.   Revise to provide the disclosure required by Item 23 of Schedule 14A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions